UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D. C. 20549


                                  AMENDMENT TO
                                FORM 10-SB 12(g)


                   GENERAL FORM FOR REGISTRANTS OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                              OTC DREAMWERKS, INC.
                 (Name of Small Business Issuer in its charter)

                       Utah                              88-0422567
          (State or other jurisdiction of             (I.R.S. Employer
          incorporation or organization)             Identification No.)

              3700 Susan St., Ste. 200, Santa Ana, California 92704 (Address of principal executive officers) (Zip Code)


          Issuer's telephone number: (949) 770-2578; Fax (603) 375-6582

           Securities to be registered under Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered

                  N/A                                     N/A

           Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                                (Title of Class)



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                              OTC DREAMWERKS, INC.

                                  FORM 10-SB-A


TABLE OF CONTENTS                                                           PAGE

   PART I

ITEM 1.  Description of Business..............................................3

ITEM 2.  Management's Discussion and Analysis or
         Plan of Operation...................................................18

ITEM 3.  Description of Property.............................................19

ITEM 4.  Security Ownership of Certain Beneficial
         Owners and Management...............................................19

ITEM 5.  Directors, Executive Officers, Promoters
         and Control Persons.................................................20

ITEM 6.  Executive Compensation..............................................21

ITEM 7.  Certain Relationships and Related Transaction.......................21

ITEM 8.  Description of Securities...........................................21

   PART II

ITEM 1.  Market Price of and Dividends on Registrant's
         Common Equity and Other Shareholder Matters.........................23

ITEM 2.  Legal Proceedings...................................................25

ITEM 3.  Changes in and Disagreements with Accountants.......................25

ITEM 4.  Recent Sales of Unregistered Securities.............................25

ITEM 5.  Indemnification of Directors and Officers...........................25

PART F/S

Financial Statements.........................................................26

   PART III

ITEM 1.  Index to Exhibits...................................................32

ITEM 2.  Description of Exhibits.............................................32

Signatures...................................................................32

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ITEM 1. DESCRIPTION OF BUSINESS

Special Note Regarding Forward-Looking Statements.

This registration statement on Form 10-SB contains forward-looking statements that involve risks and uncertainties that address:

-    business strategies;
-    expectations regarding our strategy;
-    our financial condition or results of operations;
-    forecasts;
-    trends, including growth, in the electronic commerce market and;
-    new products.

Forward-looking statements generally can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof (including their use in the negative), or by discussions of strategies, opportunities, plans or intentions. Such statements include but are not limited to statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," as well as captions elsewhere in this prospectus. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors" and "Business."

In addition, such forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions or expectations will be achieved. The information contained in this registration statement, including the section discussing risk factors, identifies important factors that could cause such differences.

BACKGROUND

OTC DREAMWERKS, INC. (the Company) is a Utah corporation formed on January 23, 1998. Its principal place of business is located at 3700 Susan Street, Ste. 200, Santa Ana, California 92704. The Company is the developer of OTC Market2000.com, an internet website providing the over-the-counter investor with daily analysis of the OTC-Bulletin Board stock performance. The Company is also the developer of TheHotPinks.com, an internet website providing the over-the-counter investor with daily analysis of the OTC common stock performance of non-OTC-Bulletin Board stocks. The Company's objective is to provide high quality services, maximize investor traffic and present OTCMarket2000.com and TheHotPinks.com as attractive environments for advertising and electronic commerce.


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The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. The Company anticipates that it will continue to file such reports, notwithstanding the fact that it may not otherwise be required to file a registration statement under Section 12(g) of the Exchange Act.

INDUSTRY BACKGROUND

INDUSTRY OVERVIEW

TRENDS

In recent years, the proliferation of personal computers, the widespread adoption of the Internet, and the advent of increasingly powerful and easy to use Internet navigation tools has resulted in explosive growth in the use of the Internet as a global communications tool, a source of fast and easy access to unprecedented breadth of information and an international means of commerce. Industry sources estimate that the number of Internet users worldwide will grow from 304 million in 2000 to 500 million in 2003.

Coincident with this revolution in the use of information technology has been a rapid trend toward individual money management. During the past ten years, high returns generated by the longest sustained positive U.S. stock market in post-war history, together with an increase in retirement assets and the number of investment options available, have caused substantial growth in the ownership of financial assets worldwide. According to the Board of Governors of the Federal Reserve System, total financial assets of U.S. households and nonprofit organizations was $21.8 trillion at the end of 1995. By the end of 1999, that number increased to $34.9 trillion. Furthermore, the Investment Company Institute estimates that in early 1999, 48.2% of all U.S. households owned equity securities directly in the form of individual stocks or indirectly through mutual funds.

Taken together, these two trends have resulted in a dramatic increase in the use of online financial services and trading. Investors are increasingly looking to the Internet for information about their financial assets. According to Forrester Research Inc., there were 5.7 million U.S. households using the Internet to execute financial transactions and obtain financial information in 1999. Forrester Research predicts that this number will increase to 21 million households by 2003, when 53% of U.S. households are expected to be online. In addition, both retail and institutional investors are increasingly demanding up-to-the-minute information on security prices and business trends, and the market analysis tools necessary to assimilate this information. Many investors are using this information to manage their financial assets more actively. Moreover, instead of resorting to a broker or other financial intermediary, individual investors now have access to online trading services that allow them to rapidly execute their own transactions at a lower cost than that historically charged by traditional brokers. Forrester Research has projected that online investing accounts in the U.S. will grow from $374 billion of assets in 5.4 million online accounts in 1999 to $3.1 trillion of assets in 20.4 million online accounts by 2003. The growth in electronic and online financial services has not been limited to equity trading. Commercial banks have increasingly broadened both the breadth of financial services they provide and the means of accessing those services electronically. Many banking clients now not only have online access to account information, but also have the ability to transfer those assets between insured accounts, fixed income investments and equity investments online.


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ISSUES

As a result of these developments, many companies that have an Internet presence, including web portals and media companies, have developed or are developing financial market content for their web sites in an effort to enhance their attractiveness to Internet users and to assist in user retention. In particular, many financial services companies such as stock brokers, commercial and investment banks, mutual fund companies and 401(k) plan sponsors are concluding that the availability of stock quotes, analysis and business information on their web sites is a prerequisite to the generation of significant web traffic and e-commerce transactions. The quality and breadth of financial information offered is rapidly becoming a differentiator among financial services providers.

Unlike many other web page development projects, the financial information components of an Internet site require multiple skills not commonly available through a single provider. Companies must contract for not only the web graphics and display development services offered by many web site developers, but must also purchase specialized applications software to provide graphing and analysis, specialized database software to manage quote and financial information, and hardware and communications infrastructure to handle the storage and transmission of this information. Many of the available applications are inflexible, cannot be customized to the company's existing web site, or require extensive programming and customization to integrate with the other applications that will be used on the site. Even if the developer is capable of creating these applications and infrastructure, the company must purchase financial content from various suppliers to display through the system. This requires not only the integration of disparate content data, but the negotiation of individual provider contracts.

Further, a company must constantly monitor and revise the software and hardware tools that manage actively updated information in order for the financial information components of a web site to be competitive. As a result, any company that is considering internally adding and maintaining financial information and analysis capabilities on its web site faces a considerable and on-going expenditure of time, effort and expense.

THE OTC DREAMWERKS' SOLUTION

To address the demand for Internet-based financial information and analysis relating to the over-the-counter (OTC) public stock market, we offer our viewers and clients a menu of financial applications and content.

GROWTH STRATEGY

Our objective is to be the leading provider of global online investment analysis tools and financial information for OTC Bulletin Board stocks that enables our viewers and clients to provide extensive financial content and decision-making tools on their web sites. Key elements of our strategy include:

o ENABLING THE FINANCIAL SERVICES MARKETS. We intend to expand our sales force to reach businesses in industries that require online investment analysis tools and financial information on their web sites. We plan to focus our marketing efforts on web portals, media companies, traditional and online brokerage firms, commercial banks, asset managers, electronic communication networks, 401(k) sponsors and insurance companies.

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o        EXPANDING OUR EXISTING CLIENT RELATIONSHIPS.  We intend to continue to strengthen our relationships with our existing clients by offering additional value-added products and services that we create or obtain through partnership or acquisition.

o DEVELOPING PRODUCT OFFERINGS USING INNOVATIVE TECHNOLOGY. We intend to expand our development staff that creates innovative products and services. We intend to focus our development efforts on refining and extending the capabilities of our current products as well as capitalizing on emerging trends to construct leading edge products that facilitate data analysis and more informed investment decisions.

o PURSUING STRATEGIC ALLIANCES OR ACQUISITIONS. We intend to accelerate our global sales and marketing efforts and technology development, and gain access to compelling content, applications and functionality, through strategic alliances and acquisitions. We intend to seek acquisitions of businesses to complement our products or services or to give us access to new markets.

OTC DREAMWERKS' TARGET MARKETS

We intend to focus our sales and marketing efforts in eight key online financial services markets. Depending on the scope of their current Internet financial offering, clients will either license a full finance channel or license individual tools or applications. We have summarized below our eight key online markets.

WEB PORTAL AND MEDIA COMPANIES
Internet "portal" and media web sites either create proprietary content or aggregate content from various sources to attract and retain visitors. Most of these sites include financial content as one of the key content elements included for this purpose. Financial content is fundamentally different from other types of content because of the technological challenge of distributing an increasingly complex analysis of financial information. This complexity is attributed to an increasing rate of transactions, the number of world markets and the number of users.

Many portal and media sites do not have the required technical resources or expertise to build their own investment site. They prefer to outsource this development and functionality to others, such as Stockpoint. In our experience, a typical portal or media client will tend to license a full-featured financial site as opposed to buying a la carte.

ONLINE BROKERAGE FIRMS
Online brokerages must have an established web-based investing presence and continue to offer innovative products and applications to differentiate their offerings from those of others. For example, they may license charts or stock screening functionality to augment an existing site.


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Over time, we believe these clients will retain outside contractors to provide additional functionality to either reduce the number of their vendor relationships or buy new products outside of their principal expertise.

TRADITIONAL BROKERAGE FIRMS
Traditional brokerage firms are also adding Internet functionality to their service offerings. Many traditional brokerage firms have experienced an erosion of their share of the online brokerage marketplace and perceive a potential competitive threat from growing online brokerage firms. In our experience, while online brokerage firms may license specific tools and applications, traditional brokerage firms seek more of a full scope solution which can be brought to market rapidly.

COMMERCIAL BANKS
Many commercial banks are beginning to offer full scope financial portals and brokerage services. We believe that many of these banks intend to develop a more comprehensive financial solution for their consumers and will expand their offerings to include investment financial information and analytical tools.

MUTUAL FUNDS/ASSET MANAGEMENT
These companies typically have an established web presence and license specific applications and functionality. The business objective of these clients is to differentiate themselves with a more compelling user experience or by offering a more cost effective data solution for its advisors.

STOCK EXCHANGES AND ELECTRONIC COMMUNICATION NETWORKS (ECNS)
Although their primary focus is to facilitate trade execution, stock exchanges and ECNs are also building web sites for users to track their investments. Exchanges and ECNs have a diverse set of needs ranging from a la carte applications to full web site offerings.

CORPORATIONS
We intend to provide quote information for corporate investor relations sites, including the sites of bulletin board companies. Typically, these pages include the company's specific stock quote, fundamental data and access to SEC reports.

401(K) PLAN SPONSORS
We intend to provide 401(k) online tracking tools to employers. This online capability allows the employees to track the performance of their 401(k) investments.

PRODUCTS AND SERVICES

Our financial products, which we generally offer on a bundled basis, enable financial services companies to provide financial information on their web sites. Our financial product offerings include: ticker-tape service for the top 100 most active OTC stocks showing price and volume for the bulletin board stocks and the top 50 most active common non-reporting stocks for TheHotPinks.com. We also provide individual quote service at close of market and complete financial website for OTC bulletin board stocks and non-reporting publicly traded stocks. Users also can register for a newsletter which provides updates regarding over-the-counter market regulation, special market topics and public company news articles.

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STRATEGY

Our strategy is to continue to develop the two websites we have and expand the services offered to other content providers. We plan to develop an similar website for the analysis of the NASDAQ Small Cap market and the National Market.

SALES AND MARKETING

 We intend to attract visitors to our web site in order to increase our advertising revenue and sales of products offered by us and our merchants through a combination of advertising and promotion efforts. Although we currently do not have the cash resources to engage in large scale or high profile advertising campaigns, we intend to raise additional funds in the future in order to increase our advertising by conducting direct mail campaigns targeted to computer households, placing advertisements in newspapers, and eventually through radio and television campaigns.

We intend to pursue several avenues relating to sales and marketing in the next year of operations. We believe that on-line affiliations are one of the most efficient formats for brand building and we currently are weighing affiliations with portals and service providers due to their strength with our target customer bases.

COMPETITION

We believe the principal competitive factors in this market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of editorial and other site content, and reliability. We believe that are major competitors are: Reuters, Bloomberg L.P., Bridge Information Systems, Quote.com, Multex.com, Inc., and the Pink Sheet LLC (formerly National Quotation Bureau). We are a development stage company with limited resources and operating history. Most of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Some of our competitors may be able to secure data sources from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or policies and devote substantially more resources to web site and systems development than we can. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

GOVERNMENT REGULATIONS

We currently are not subject to direct regulation by any government agency, other than regulations applicable to businesses in general. For example, the formation of a licensed insurance agency web site to sell insurance will be subject to all of the laws and regulations applicable to insurance agencies generally. However, there currently are few laws or regulations directly applicable to Internet access or electronic commerce. It is possible that in the future laws and regulations may be adopted with respect to the Web, covering issues such as user privacy, pricing, characteristics and quality of products and services. Moreover, the application of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve.


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INTELLECTUAL PROPERTY

We do not possess any patents. We rely on a combination of trademark, copyright and trade secret laws to protect our proprietary rights. We have registered service marks for "OTCMarket2000.com" and "TheHotPinks.com" in California and the United States.

RISK FACTORS

The Company's business is subject to numerous risk factors including, but not limited to, the following:

RISKS RELATED TO OUR BUSINESS

WE ANTICIPATE FUTURE LOSSES AND NEGATIVE CASH FLOW, WHICH MAY LIMIT OR DELAY OUR ABILITY TO BECOME PROFITABLE.

We have incurred losses since our inception and expect to experience operating losses and negative cash flow for the foreseeable future. We anticipate our losses will continue to increase from current levels because we expect to incur additional costs and expenses related to:

-    brand development, marketing and other promotional activities;

-    the continued development of our Web site;

-    the expansion of our product offerings and Web site content; and

-    development of relationships with strategic business partners.

Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

OUR OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT.

The following are material factors that may harm our business or cause our operating results to fluctuate:

- our inability to obtain new customers at reasonable cost, retain existing customers or encourage repeat customers;

-    seasonality;

-    our inability to adequately maintain, upgrade and develop our Web site;

- the ability of our competitors to offer new or enhanced Web sites, services or products;

-    our inability to obtain information data lines from our suppliers;


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-    the availability and pricing of information data lines from vendors; and

-    increases in the cost of online or offline advertising.

Any change in one or more of these factors could reduce our gross margins in future periods. Due to our limited operating history, it is difficult to predict the seasonal pattern of our sales and the impact of seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, and may cause a shortfall in net sales as compared to expenses in a given period.

IF WE ARE UNABLE TO BUILD AWARENESS OF THE COMPANY'S WEBSITE, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST COMPETITORS WITH GREATER NAME RECOGNITION AND OUR SALES COULD BE ADVERSELY AFFECTED.

If we are unable to economically achieve or maintain a leading position in online OTC stock information or to promote and maintain our websites, our business, results of operations and financial condition could suffer. Development and awareness of our websites will depend largely on our success in increasing our customer base. If our consumers do not perceive us as offering a desirable way to obtain OTC stock analysis, we may be unsuccessful in promoting and maintaining our websites. Furthermore, in order to attract and retain customers and to promote and maintain our website in response to competitive pressures, we plan to increase our marketing and advertising budgets and otherwise to increase substantially our financial commitment to creating and maintaining loyalty among vendors and consumers. See "Business -- Strategy", " Sales and Marketing" and "-- Competition".

IF WE ENTER NEW BUSINESS CATEGORIES THAT DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BRAND AND REPUTATION COULD BE DAMAGED AND WE COULD FAIL TO ATTRACT NEW CUSTOMERS.

If we launch or acquire a new department or product category that is not favorably received by consumers, our brand or reputation could be damaged. This damage could impair our ability to attract new customers, which could cause our net sales to fall below expectations. An expansion of our business will require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased risk. We may choose to expand our operations by developing other new departments or product categories, promoting new or complementary products, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties. In addition, we may pursue the acquisition of other new or complementary businesses, products or technologies.

OUR OPERATING RESULTS DEPEND ON OUR INTERNALLY DEVELOPED WEB SITE. IF THE SITE DOES NOT PERFORM SATISFACTORY, WE COULD LOSE CUSTOMERS AND NET SALES COULD BE REDUCED.

The satisfactory performance, reliability and availability of our Web site is critical to our operating results, as well as to our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of our Web site or reduced performance of our data suppliers transmission systems would reduce the volume of sales and the attractiveness of our service offerings. This would seriously harm our business, operating results and financial condition.


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LIMITED OPERATING HISTORY

OTC Dreamwerks, Inc. has had a limited operating history upon which an evaluation of its current business plan and its prospects can be based. The Company began operations in January 23, 1998. Much of the first two years was spent solely on the development of its sites. These activities produced no revenues but both sites were essential to the business plan in making OTC Dreamwerks' sites unique. There are a number of risks, expenses and problems frequently encountered by companies in the early stages of development, and particularly by companies entering new and rapidly developing markets like the internet. Such risks include, without limitation, the possibility that the internet services offered by OTC Dreamwerks will fail to achieve broad acceptance, lack of acceptance by consumers of OTC financial information, possible failure to generate sufficient revenues from its Website, failure or inadequacy of network infrastructure (including its server, hardware and software), changes in laws that adversely affect the internet and e-commerce generally and OTC Dreamwerks' business in particular, direct and indirect competition for investor communities and advertisers by entities with greater financial, technical and marketing resources, failure to attract, retain and motivate qualified personnel, failure to properly manage the amount and timing of operating costs and capital expenditures in the development of our business, operations and infrastructure. There can be no assurance that OTC Dreamwerks will be successful in addressing such risks, and any failure to do so could have a material adverse effect on OTC Dreamwerks' business, results of operation and financial condition.

FUTURE CAPITAL NEEDS/LIQUIDITY DEFICIENCIES/POTENTIAL LACK OF FINANCING

The Company may need to raise additional funds for the further development of its business and to implement its business plan. There can be no assurance that any additional financing will be available on terms favorable to OTC Dreamwerks, Inc. or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund expansion of its business or to implement its business plan, which would have a material adverse effect on the Company's business, results of operations and financial condition. Additional funds raised through the issuance of equity or convertible debt securities of the Company will reduce the percentage ownership of the Company's current stockholders. Stockholders may experience additional dilution and securities issued in any future financing may have rights, preferences or privileges senior to those of current shareholders of the Company.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

The Company expects operating results of its business to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond its control. These factors include:
     o    fluctuating demand for the advertising products,
     o    OTC Dreamwerks' offers relative to the state of the capital markets,
     o    consumers' acceptance of its products and e-commerce,
     o    the level of traffic on the Company's websites,
     o    the introduction of new or enhanced services by its competitors,
     o    changing personnel requirements to address changes in technology,


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     o    competition and promotion campaigns by OTC Dreamwerks, Inc. or any of its competitors,
     o engineering or development fees required to be paid in connection with adding new website development and publishing tools,
     o general economic conditions, and economic conditions specific to the Internet or all or a portion of the technology market.

As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition. OTC Dreamwerks, Inc. expects to experience seasonality in its business, with user traffic on the OTC Dreamwerks, Inc. website potentially being lower during the summer and year-end vacation and holiday periods when overall usage of the Internet is lower. Because web-based e-commerce is an emerging market, additional seasonal and other patterns may develop in the future as the market matures. Any seasonality is likely to cause quarterly fluctuations in OTC Dreamwerks' operating results.

DEPENDENCE ON KEY PERSONNEL

Competition for senior management, experienced sales and marketing personnel, qualified web engineers and other employees is and is expected to continue to be intense, and there can be no assurance that OTC Dreamwerks will be successful in attracting and retaining such personnel. Success of the OTC Dreamwerks business is dependent on the contacts, abilities and performance of its executive officers and other key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the prospects, business development, and results of operations and financial condition of OTC Dreamwerks, Inc. Also see Item 6: "Employees".

INTENSE COMPETITION

The market for community-based e-commerce on the Internet is new and rapidly evolving and competition for visitors, advertisers, strategic partners and e-providers is intense and is expected to increase significantly in the future. Barriers to entry are relatively insubstantial. There is a significant number of other companies who also are primarily focused on creating a web-based investor community on the internet. Many of these competitors are significantly larger than OTC Dreamwerks and more established and known in the internet industry. The Company will face competition in the future from web directories, search engines, shareware archives, content sites, commercial online service providers ("OSPs"), sites maintained by internet service providers ("ISPs") and other entities. There can be no assurance that OTC Dreamwerks, Inc.'s competitors and potential competitors will not develop investor communities that are equal or superior to those to OTC Dreamwerks, Inc. or that achieve greater market acceptance than OTC Dreamwerks, Inc.'s community. Accordingly, OTC Dreamwerks, Inc. will likely face increased competition, resulting in pressure on its potential advertising revenues. Many of the Company's existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Entities with which the Company might in the future seek to enter into a strategic relationship may have already established collaborative relationships with the Company's competitors or potential competitors, and other high-traffic websites. There can be no assurance that the Company will be able to compete successfully or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.


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

PRODUCT ENHANCEMENT

As internet information services and e-commence are rapidly evolving, the Company believes that its future success will depend upon its ability to continually enhance existing products, adapt to the changing requirements of its web-users or customers, and to bring new revenue generating products online in order to set the Company's services apart from the competition.

TECHNOLOGICAL RISKS

The performance of the Company's server and network hardware and software infrastructure is critical to its business and its ability to attract web users and advertisers to its website. Any system failure that causes an interruption in service or a decrease in responsiveness or failure of the Company's server and networking systems to handle the volume of traffic of its websites could impair the attractiveness of its website, thereby reducing the Company's marketing and e-commerce revenues. It is expected that as the business develops the Company will need to upgrade its hosting server, the availability of which may be limited or the cost of which may be significant. The successful delivery of the Company's services is also dependent, in substantial part, upon its ability to protect its server and network infrastructure against damage from human error, power loss, telecommunications failure, sabotage, intentional acts of vandalism and similar events. The market in which the Company competes is characterized by rapidly changing technology, increasing competition for financing, evolving industry standards, frequent new products and service announcements and enhancements and changing customer demands. OTC Dreamwerks' success will depend on its ability to adapt to rapidly changing technologies and industry standards, and its ability to continually improve the speed, performance, features, ease of use and reliability of its server and networking system. Any failure to rapidly adapt in a changing environment would have a material adverse effect on OTC Dreamwerks' competitiveness. Introducing new technology into OTC Dreamwerks, Inc.'s systems will require significant amounts of capital, substantial amounts of personnel resources and will take time to complete. There can be no assurance that we will be successful at integrating such technology into our websites on a timely basis or without degrading the responsiveness and speed of our websites or that, once integrated, such technology will function as expected.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

OTC Dreamwerks, Inc. is not currently subject to direct regulation by any government agency, other than regulations applicable to business generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration by U.S. and Canadian federal, state, provincial, local and foreign governmental organizations, and it is possible that a number of laws or regulations may be adopted with respect to the Internet on matters including user privacy, user screening and taxation, which could, in turn, decrease the demand for our services, and increase our cost of doing business. The applicability to the internet of existing laws governing issues such as property ownership, copyright, trademark, trade secrets, obscenity, libel and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a material adverse effect on our business, results of operations and financial condition.

A number of legislative proposals have been made at the U.S. and Canadian federal, state, provincial and local levels that would impose additional taxes on the sale of goods and services over the internet and certain jurisdictions have taken measures to tax internet-related activities. It is possible that some type of taxes will be imposed upon internet commerce in the future, and there can be no assurance that such legislation or other attempts at regulating commerce over the internet will not substantially impair the growth of commerce on the internet and, as a result, adversely affect our opportunity to derive financial benefit from such activities. Due to the global nature of the web, it is possible that, although transmissions by the Company over the Internet originate primarily in Denver, Colorado, the governments of various other states in the United States and foreign countries might claim jurisdiction over the Company or its transmissions. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that we might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. OTC Dreamwerks is qualified to do business only in Utah, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject it to taxes and penalties and could result in the inability of the Company to enforce contracts in such jurisdictions. Any of the foregoing developments could have a material adverse effect on the Company's business, results of operations and financial condition.

LIABILITY FOR INFORMATION RETRIEVED FROM THE WEB

Because materials may be downloaded by users of OTC Dreamwerks' websites and subsequently distributed to others, there is a possibility that claims may be made against OTC Dreamwerks for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of such materials. Such claims have been brought, and sometimes successfully pressed, against OSPs in the past. The Company could be exposed to liability with respect to third party content accessible through its website. If any third party content provided on the Company's websites contains errors, a claim could be brought against us for losses incurred in reliance on such information. OTC Dreamwerks could incur significant costs in investigating and defending against such claims, regardless of the outcome. We do not carry general liability insurance intended to protect us from any liability arising out of the foregoing and insurance may not be available to cover all such potential claims or may not be adequate to indemnify us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would have a material adverse effect on our business, results of operations and financial condition.

SECURITY RISKS

There can be no assurance that experienced programmers or "hackers" may not from time to time attempt to penetrate OTC Dreamwerks' network security. To the Company's knowledge, none of this activity has occurred. A party who is able to penetrate our network security could misappropriate proprietary information or cause interruption in our website.
Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the internet generally, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose us to loss, litigation and possible third party liability. There can be no assurance that any contractual provisions or legal disclaimers intended to limit our liability in such areas will be successful or enforceable.

RELIANCE ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

OTC Dreamwerks regards certain of its technology and certain stock analysis programs, as proprietary and relies on common law trademark, service mark, copyright and trade secret laws and restrictions on disclosure for protection. The OTC Dreamwerks name, and certain of its marketing products, is the subject of a registered trademark in California and in the United States. Apart from the OTC Dreamwerks trademark brand names and registered URL's, the Company has no other registered trademarks and has no present plans to seek registration of any other trademarks.
OTC Dreamwerks' programs have been developed by its employees and contractors. These contractors are now employed by the Company. While the Company considers its current programs and methodologies proprietary, the nature of the internet and marketing on the Internet, necessitates ongoing modification, updating and evolution of all proprietary technology. Accordingly, OTC Dreamwerks generally requires those involved to enter into confidentiality or technology transfer agreements; but controls access to and distribution of its documentation and other information.
Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are distributed or made available through the internet, and policing unauthorized use of proprietary information is difficult. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in internet-related business are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of our proprietary rights. There can be no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. The Company may be subject to claims of alleged infringement of the trademarks, service marks and other intellectual property rights of third parties by us. Although no such claims have been made to date, such claims and any resultant litigation could be time consuming and expensive to defend. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. There can be no assurance that these third party technology licenses will continue to be available to us on commercially reasonable terms, if at all.

DEPENDENCE ON CONTINUED GROWTH IN USE OF INTERNET

OTC Dreamwerks' future success is dependent upon continued growth in the use of the internet and the web. There can be no assurance that the number of internet users will continue to grow or that e-commerce over the internet will become more widespread. Further, there can be no assurance that the web infrastructure will continue to be able to support the demands placed on it by continued growth or that the performance or reliability of the web will not be adversely affected by continued growth.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OUR OPERATIONS AND RESULT IN LOSS OF REVENUE.

Our future performance will depend on the continued services of our management and key personnel and the ability to attract additional management and key personnel. The loss of the services of one or more of our key personnel could seriously interrupt our business. We depend on the continued services and performance of our senior management and other key personnel. Our relationships with these officers and key employees are at will and none of our officers or key employees is bound by an employment agreement for any specific term.

RISKS RELATED TO OUR INDUSTRY

WE DEPEND ON INCREASING USE OF THE INTERNET AND ON THE GROWTH OF ONLINE
COMMERCE.

Our future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the Web and online services is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

Our business, financial condition and results of operations would be seriously harmed if:

- use of the Internet, the Web and other online services does not continue to increase or increases more slowly than expected;

- the infrastructure for the Internet, the Web and other online services does not effectively support expansion that may occur;

- the Internet, the Web and other online services do not become a viable commercial marketplace; or

- traffic to our Web site decreases or fails to increase as expected or if we spend more than we expect to attract visitors to our Web site.

IF WE ARE UNABLE TO ACQUIRE THE NECESSARY WEB DOMAIN NAMES, OUR BRAND AND REPUTATION COULD BE DAMAGED AND WE COULD LOSE CUSTOMERS.

We may be unable to acquire or maintain Web domain names relating to our brand in the United States and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand, which could damage our brand and reputation and take customers away from our Web site. We currently hold the "OTCMarket 2000.com" and "TheHotPinks.com" domain names and may seek to acquire additional domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. The changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

WE MAY NEED TO CHANGE THE MANNER IN WHICH WE CONDUCT OUR BUSINESS IF GOVERNMENT REGULATION INCREASES.

The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet. In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. For instance, we may need to spend time and money revising the process by which we fulfill customer orders to ensure that each shipment complies with applicable laws. We may need to hire additional personnel to monitor our compliance with applicable laws. We may also need to modify our software to further protect our customers' personal information.

WE MAY BE SUBJECT TO LIABILITY FOR THE INTERNET CONTENT THAT WE PUBLISH.

As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology.

RISKS RELATED TO SECURITIES MARKETS

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS.

We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We require substantial working capital to fund our business. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. We currently anticipate that our available funds will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, we may need to raise additional funds.

NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP OR BE SUSTAINED.

There has been no public market for our common stock. We cannot be certain that an active trading market for our common stock will develop or be sustained.

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

The costs and expenses associated with the preparation and filing of this registration statement have been paid for by an advance from a shareholder of the Company. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

Risk Factors and Cautionary Statements

This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to maintain its existence as a viable entity, and other risks detailed in the Company's periodic report filings with the Commission.

Plan of Operation

The Company plans to develop its two websites to provide internet users with a comprehensive web site where they can obtain information on the OTC stock market, the companies trading there and the goods and services provided by these companies.

We currently intend to raise additional capital in the next six months, either in the form of equity, debt, or a combination thereof. Additional funding may be unavailable, or if it is available, the terms of such financing may be unacceptable to us.

We expect our future revenue to be derived from several sources including: (i) fees from implementing our quote services on financial sites; (ii) commissions or royalties paid by strategic partners for data received through us; (iii) advertising on our web sites, and (iv) fees for electronic commerce services and fees paid by affilitates featured on our web site.

We expect to hire between three to four additional employees in the next six months, depending on demand for the products and services we offer and the growth of our operations generally, as may be necessary to sustain growth and to remain competitive. The nature of our business is the development of OTC stock market analysis on the Internet. Our primary web sites are www.OTCMarket2000.com
and www.TheHotPinks.com.                                   ---------------------
    --------------------
Employees. The Company's has two employees at the present time which are the Company's officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. We expect to hire between three to four additional employees in the next six months, depending on demand for the products and services we offer and the growth of our operations generally, as may be necessary to sustain growth and to remain competitive.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company at present has no interest in any real property. The Company neither owns nor leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements, and accordingly, have not been reflected therein.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known to the Company, as of September 19, 2001, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Title of     Name/Address                     Shares          Percentage
Class        of Owner                         Owned           Beneficially Owned
-----        --------                         ------          ------------------

Common       Vincent van den Brink            25,781                .65 %
             3700 Susan St., Ste. 200
             Santa Ana, CA  92626

             Rita Thomas                      45,000                1.13 %
             3700 Susan St., Ste. 200
             Santa Ana, CA  92626

             Villa Nova Mgmt. Co. (1)      3,154,489               79.34 %
             1800 Boulder Hwy
             Henderson, NV 89104

             Directors and Officers           70,781                1.78 %
             as a group


(1) Villa Nova Management Co. is majority owned by Dr. Sandra Sawyer, former President and Director of the Company. Dr. Sawyer resigned from the Company in 1998.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

Members of the Company's Board of Directors of the Company serve until the next annual meeting of the shareholders, or until their successors have been elected. Executive officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

The Company's officers and directors will devote such time to the business on an as-needed basis, which is expected to require ten to twenty hours each per month.

Information as to the directors and executive officers of the Company is as follows:

Name/Address                        Age            Position
------------                        ---            --------

Vincent van den Brink               60             President/Director
3700 Susan St., Ste. 200
Santa Ana, CA  92704

Rita Thomas                         54             Secretary/Director
3700 Susan St., Ste. 200
Santa Ana, CA 92704

Vincent van den Brink has been President and Director of the Company since 1998. Since October 1997 to present, he has been a Financial Consultant with Airway Capital, Costa Mesa, California, providing asset based lending, factoring, equipment leasing, and export financing for various businesses. From June 1985 until May 1997, he was a Business Consultant writing business plans and business development plans for companies across the country. Since 1978 to present, in addition to working for the above companies, he has been operating an export business providing export consulting, export products and sourcing products for international clients. Mr. Van den Brink is the President of Piedmont, Inc. and President of Morgan Clark Management Co., Inc., both of which are public reporting companies. He holds a Bachelor's degrees in automotive engineering from the Auto Technische School in Apeldoorn, Netherlands. He is fluent in English, Dutch, German and Afrikaans.

Rita Thomas, age 54, is president of Thomas & Associates, a paralegal services firm in Orange, California. From 1990 to present Ms. Thomas has provided legal support services including document and information research, teaching and litigation staff support for various legal firms. From 1985 to April, 1990, Ms.Thomas owned and operated Select Care Products, Inc., a company offering individual distributorship programs for pet care products. Ms. Thomas has been a financial consultant and an independent Life and Health Insurance Agent and Broker between 1986 and present. Between 1961 and 1989, Ms. Thomas has taught in public school and private school from kindergarten through university level in Louisiana, Virginia, Texas, Pennsylvania, Colorado, and California. Ms. Thomas was Director of Paralegal Studies, Orange Coast College, California from 1989 to 1991 where she was involved in administration of student and teacher activities and counseling of legal studies and teaching in legal and computer classes. Ms. Thomas is the President and Director of Mill Creek Research, Inc. and Regency Capital West, Inc., both of which are public reporting companies. Between 1965 and 1967, Ms. Thomas received her degrees in BA Education and MEd. from McNeese State University, Lake Charles, Louisiana where she was Director of Childcare Center. Ms. Thomas received her juris doctorate degree in 1985 from Western State University, Fullerton, California.

ITEM 6. EXECUTIVE COMPENSATION.

The Company's directors do not receive any compensation for their services rendered to the Company, nor have they received such compensation in the past. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations. As of the date of this registration statement, the Company has no funds available to pay directors. Further, the directors are not accruing any compensation pursuant to any agreement with the Company.

On August 15, 1999, the stockholders approved setting aside 500,000 shares of common stock for an employee stock bonus plan, the terms of which are to be determined by the Board of Directors.


As of November 19, 2001, no stock has been issued under the plan.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        None.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

The Company's Articles of Incorporation authorized the issuance of 140,000,000 shares consisting of 100,000,000 shares of common stock, $0.001 par value, and 40,000,000 shares of preferred stock, $0.001 par value, of which 3,976,000 shares of common stock were issued and are now outstanding. All shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by shareholders. Also, common shareholders are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 40,000,000 shares of preferred stock, $0.001 par value, none of which have been issued. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings, and in meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholders meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock. This could result in dilution of the income per share and net book value of the common stock.

Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factor existing at the time of issuance. Therefore it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Utah law could delay or make more difficult a merger, tender offer, or proxy contest involving the Company. Although such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

The Company's common stock is not quoted on the over-the-counter market or on any other recognized market or exchange. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

Market Price

The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state.

Although there is presently no market for the Company's shares of common stock, if a market does develop it is likely that the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

The National Association of Securities Dealers, Inc. ("NASD"), which administers The Nasdaq Stock Market, has recently made changes in the criteria for initial listing on The Nasdaq Small Cap Market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4.00 per share. In order to continue to be included on The Nasdaq Stock Market, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

There can be no assurances that the Company will qualify its securities for listing on The Nasdaq Stock Market or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

As of the date hereof, the Company has issued and outstanding 3,976,000 shares of common stock, 2,820,000 of which are deemed "restricted securities" as defined by the Securities Act. These restricted shares are held by present officers and directors of the Company, and past officers and directors, and one control entity. The Company has 18 shareholders.

Restricted shares that have been beneficially owned for more than one year may be eligible for sale under Rule 144, subject to the volume and other limitations set forth by such Rule. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There are no changes in nor disagreements with the Company's Accountant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

During the year ended December 31, 1998, the Company issued 1,000,000 shares of common stock for $2000.00 and 40,000 shares of common stock for services rendered. The stock issued for services was issued at par value because the stock has no market value and the value of the services rendered could not be determined.

During the year ended December 31, 1999, the Company issued 66,000 shares of common stock for services rendered. The stock was issued at par value because the stock has no market value and the value of the services rendered could not be determined. In April, 1999, the Company received a loan on the amount of $50,000. The loan was converted into 100,000 common shares of stock on July 7, 2000.

During the year ended December 31, 2000, the Company issued 20,000 and 2,750,000 shares of common stock for services rendered. The stock was issued at par value because the stock has no market value and the value of the services rendered could not be determined.

The issuance of these restricted shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution. In connection with these private transaction, the Company believes that each purchaser (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his/her/its own account for investment purposes and not with a view to or for resale in connection with any distribution for purpose of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition and (iv) was aware that the certificate representing the securities would bear a legend restricting their transfer.

These shares were issued in a private transaction in accordance with the exemption from registration afforded by Sections 3(b) and 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by the provisions of the Utah Revised Business Corporation Act (the "Utah Act"), the Company has the power to indemnify an individual made a party to a proceeding because they are or were a director, against liability incurred in the proceeding, if such individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company and, in a criminal proceeding, they had no reasonable cause to believe their conduct was unlawful.
Indemnification under this provision is limited to reasonable expenses incurred in connection with the proceeding. The Company must indemnify a director or officer who is successful, on the merits of otherwise, in the defense of any proceeding or in defense of any claim, issue, or matter in the proceeding, to which they are a party to because they are or were a director of officer of the Company, against reasonable expenses incurred by them in connection with the proceeding or claim with respect to which they have been successful. Pursuant to the Utah Act, the Company's Board of Directors may indemnify its officers, directors, agents, or employees against any loss or damage sustained when acting in good faith in the performance of their corporate duties.

The Company may pay for or reimburse reasonable expenses incurred by a director, officer employee, fiduciary or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with a written affirmation that their conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and undertake to pay the advance if it is ultimately determined that they did not meet such standard of conduct.

Also pursuant to the Utah Act, a corporation may set forth in its articles of incorporation, by-laws or by resolution, a provision eliminating or limiting in certain circumstances, liability of a director to the corporation or its shareholders for monetary damages for any action taken or any failure to take action as a director. This provision does not eliminate or limit the liability of a director (i) for the amount of a financial benefit received by a director to which they are not entitled; (ii) an intentional infliction of harm on the corporation or its shareholders; (iii) for liability for a violation of Section 16-10a-842 of the Utah Act (relating to the distributions made in violation of the Utah Act); and (iv) an intentional violation of criminal law. To date, the Company has not adopted such a provision in its Articles of Incorporation, By-Laws, or by resolution. A corporation may not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. The Utah Act also permits a corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees, fiduciaries or agents.

Transfer Agent

The Company has engaged Atlas Stock Transfer Corp., Salt Lake City, Utah as its transfer agent.


PART F/S



                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board or Directors
OTC Dreamwerks, Inc.
Santa Ana, California


We have audited the balance sheet of OTC Dreamwerks, Inc., as of September 30, 2001, December 31, 2000, December 31, 1999 and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 2001 to September 30, 2001, and the years ended December 31, 2000, December 31, 1999 and December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OTC Dreamwerks, Inc. at September 30, 2001, December 31, 2000, December 31, 1999 and December 31, 1998, and the results of its operations and cash flows for the period of January 1, 2001 to September 30, 2001, and the years ended December 31, 2000, December 31, 1999 and December 31, 1998, in conformity with generally accepted accounting principles.



/s/ Kurt D. Saliger
Kurt D. Saliger, C.P.A. (Nevada State License No. 2335)
Certified Public Accountant
Las Vegas, Nevada

November 15, 2001


                                          OTC DREAMWERKS, INC.
                                     (A Development Stage Company)
                                             BALANCE SHEET

                                        Dated September 30, 2001



                                                                               Year  Ended
                                                             -----------------------------------------
                                               30-Sept-01    Dec 31, 2000   Dec. 31, 1999  Dec 31,1998
                                               ----------    ------------   -------------  -----------
ASSETS
CURRENT ASSETS:
Cash                                            $      0       $    157        $ 11,336       $     0
Accounts Receivable

TOTAL CURRENT ASSETS                            $      0       $      0        $      0       $     0
ORGANIZATIONAL COSTS, NET
TOTAL ASSETS                                    $      0       $    157        $ 11,336       $     0
                                                ========       ========        ========       =======

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts Payable                                $      0       $      0        $      0       $     0
TOTAL CURRENT LIABILITIES
LONG-TERM DEBT                                                                 $ 50,000**

STOCKHOLDERS' EQUITY:
Common stock, $.001 par value authorized
100,000,000 shares, issued and outstanding at
June 30, 2001, 3,976,000 shares                 $  3,976
   Dec 31, 2000, 3,976,000 shares                              $  3,976
   Dec 31, 1999, 1,106,000 shares                                             $  1,106
   Dec 31, 1998, 1,040,000 shares                                                             $ 1,040
Stock Subscription Receivable
Additional paid in Capital                      $ 50,900       $ 50,900       $  1,000        $ 1,000
Deficit Accumulated During Development Stage    $  9,614       $  9,453       $  9,296       -$ 2,040
TOTAL STOCKHOLDERS' EQUITY                      -$64,490       -$64,172       $ 49,934        $     0
                                                --------       --------       --------        -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $      0       $    157       $ 11,336        $     0
                                                ========       ========       ========        =======



**On July 7, 2000, the Promissory Note for $50,000 was converted into 100,000 shares of common stock.

See accompanying notes to financial statements.


                                          OTC DREAMWERKS, INC.
                                      (A Development Stage Company)
                                         STATEMENT OF OPERATIONS

                                        Dated September 30, 2001


                                                                        Year Ended
                                                    ----------------------------------------------------
                                    30-Sept-01        Dec.31, 2000      Dec. 31, 1999      Dec 31,1998
                                    ----------      ---------------   -----------------   --------------
INCOME:
Revenue                              $      2,925   $        11,336   $        50,000     $       2,040
TOTAL INCOME                         $      2,925   $        11,336   $        50,000     $       2,040

EXPENSES:
General, and Administrative          $      2,925   $        11,367   $        39,447     $       2,040
Amortization                         $          0   $             0   $             0     $           0

Total Expenses                       $      2,925   $        11,367   $        39,447     $       2,040

Net Profit/Loss(-) From Operations   $          0              -$31   $        10,553     $           0

Interest Income                      $          0   $           188   $           783     $           0

INCOME (LOSS) BEFORE INCOME TAXES    $          0   $           157   $        11,336     $           0
Provision for income tax             $          0   $             0   $             0     $           0

NET INCOME (LOSS)                    $          0   $           157   $        11,336     $           0
NET INCOME (LOSS) PER SHARE          $          0   $             0   $             0     $           0
    -BASIS AND DILUTED
AVERAGE NUMBER OF SHARES OF COMMON      3,976,000         3,976,000         1,106,000         1,040,000
STOCK OUTSTANDING

See accompanying notes to financial statements.




                                            OTC DREAMWERKS, INC.
                                        (A Development Stage Company)
                                      STATEMENT OF SHAREHOLDERS' EQUITY

                                          Dated September 30, 2001

                                                                                Additional   (Deficit)
                                                                                ----------   ---------
                                                                                paid-in      Accumulated During
                                                                                -------      ------------------
                                                     Common Shares Stock Amount capital      Development Stage
                                                     ------------- ------------ -----------  ----------------
Issued for cash and organizational costs               1,000,000   $    1,000   $    1,000
        Jan 23, 1998
Stock Issued for Services-
       Nov 25, 1998                                       40,000   $       40
Net Income Jan 23, 1998 (inception) to Dec 31, 1998                                            $        0

Balance December 31, 1998                              1,040,000   $    1,040   $    1,000        -$2,040
                                                      ==========   ==========   ==========     ==========

Stock Issued for Services-
       April 20, 1999                                     66,000   $       66

Net Income to Dec 31, 1999                                                                     $   11,336

Balance December 31, 1999                              1,106,000   $    1,106   $    1,000     $    9,296
                                                      ==========   ==========   ==========     ==========

Stock Issued for Corp. Note
       July 7, 2000                                      100,000   $      100   $   49,900

Stock Issued for Services-
       Dec 11, 2000                                       20,000   $       20

Stock Issued for Services-
       Dec 11, 2000                                    2,750,000   $    2,750

Net Income to Dec 31, 2000                                                                     $      157

Balance Dec 31, 2000                                   3,976,000   $    3,976   $   50,900     $    9,453
                                                      ==========   ==========   ==========     ==========


Net Income to June 30, 2001                                                                    $      161

Balance June 30, 2001                                  3,976,000   $    3,976   $   50,900     $    9,614
                                                      ==========   ==========   ==========     ==========

Net Income to September 30, 2001                                                               $        0

Balance September 30, 2001                             3,976,000   $    3,976   $   50,900     $    9,614
                                                      ==========   ==========   ==========     ==========


See accompanying notes to financial statements.


                                           OTC DREAMWERKS, INC.
                                       (A Development Stage Company)
                                          STATEMENT OF CASH FLOWS

                                         Dated September 30, 2001


                                                                                Year Ended
                                                                   ----------------------------------------
                                                   Sept 30, 2001   Dec.31, 2000 Dec. 31, 1999  Dec 31, 1998
                                                   -------------  ------------- -------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)                                   $    2,925          -$31    $   10,553     $        0

Increase (Decrease) in Assets                       $    2,925      -$14,018      -$49,283        -$2,040
Increase (Decrease) in Liabilities                     -$2,925
          Net Cash (Used) In Operating Activities   $        0      -$14,099      -$38,730        -$2,040

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of organizational costs

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock for cash                                                              $    2,000
Issuance of common stock for services               $        0    $    2,870    $       66     $       40
Issuance of Corp. Note                                                          $   50,000

Net Increase (Decrease) in Cash                          -$157      -$11,179      -$38,664     $        0

Cash, Beginning of Period                           $      157    $   11,336    $        0     $    2,040
                                                    ==========    ==========    ==========     ==========


Cash, End of Period                                 $        0    $      157    $   11,336     $        0
                                                    ==========    ==========    ==========     ==========



See accompanying notes to financial statements.

                              OTC DREAMWERKS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
            September 30, 2001, December 31, 2000, December 31, 1999
                              and December 31, 1998


NOTE 1 - HISTORY, ACCOUNTING POLICIES AND PROCEDURES

OTC Dreamwerks, Inc. was incorporated in Utah on January 23, 1998. The company is in the business of providing daily analysis of over the counter stocks through its two websites. On its OTCMarket2000.com website, the company provides daily analysis of OTC Bulletin Board stocks and companies. On its TheHotPinks.com website, the company provides daily analysis of over the counter common stocks that are not traded on the OTC Bulletin Board.

During the year ended December 31, 1998, the Company issued 1,000,000 shares of common stock for $2000.00 cash. The Company also issued 40,000 shares for services rendered. The stock was issued at par value because the stock has no market value and the value of the services rendered could not be determined.

In April, 1999, the Company received a loan on the amount of $50,000. The loan was converted into 100,000 common shares of stock on July 7, 2000.

During the year ended December 31, 1999, the Company issued 66,000 shares of common stock for services rendered. The stock was issued at par value because the stock has no market value and the value of the services rendered could not be determined.


During the year ended December 31, 2000, the Company issued 2,870,000 shares of common stock for services rendered. The stock was issued at par value because the stock has no market value and the value of the services rendered could not be determined.


The Company has adopted the following accounting policies and procedures:

The Company uses the accrual method of accounting.
Earnings (loss) per share is calculated using a weighted averaged number of shares of common stock outstanding. The Company has elected a fiscal year ending December 31st.

NOTE 2 - EMPLOYEE STOCK OPTION PLAN

On August 15, 1999, the stockholders approved setting aside 500,000 shares of common stock for an employee stock bonus plan, the terms of which are to be determined by the Board of Directors.

NOTE 3 - WARRANTS AND OPTIONS

There are no warrants or stock options outstanding to acquire any additional shares of common stock of the Company,

NOTE 4 - GOING CONCERN

The Company's financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred substantial operating losses for the past several years and has an excess of liabilities over assets at June 30, 2001. The Company's ability to continue as a going concern is contingent upon its ability to operate profitably, to obtain additional equity investment, or to merge with an operating company.

PART III

ITEM 1.  Index to Exhibits

   The following exhibits are filed with this Registration Statement:

Exhibit           Exhibit Name

3.1.              Articles of Incorporation of OTC Dreamwerks, Inc.
3.2               By-Laws of OTC Dreamwerks, Inc.

ITEM 2. Description of Exhibits

           See Item 1 above.

SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                   OTC DREAMWERKS, INC.
                                   (Registrant)


Date: November 19, 2001             By: Vincent van den Brink
                                    -------------------------
                                    Vincent van den Brink, President